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                              March 17, 2022

       Michael Elzufon
       Chief Executive Officer
       Neon Bloom, Inc.
       8860 Columbia 100 Parkway
       Columbia, MD 21045

                                                        Re: Neon Bloom, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 4, 2022
                                                            File No. 024-11767

       Dear Mr. Elzufon:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2022 letter.

       Form 1-A/A filed March 4, 2022

       General

   1. We note your response to comment 1 and reissue our comment. Please revise Item 6 of
                                                        Part I of Form 1-A to
provide for the issuance of all unregistered securities over the past
                                                        12-month period.

       Consolidated Balance Sheet, page 40

   2. Please revise the financial information for the interim period ended September 30, 2021.
                                                        We note that your
financial statements should reflect the Share Exchange which is
 Michael Elzufon
Neon Bloom, Inc.
March 17, 2022
Page 2
         accounted for as a reverse merger. Accordingly, the financial statements included in your filing should be those of the consolidated entity reflecting the continuation of the financial statements of the accounting acquirer (Bazelet Health) with an adjustment to reflect the legal capital of the accounting acquiree (Neon Bloom). Refer to ASC 805-40-45 for guidance. Additionally, there should be retroactive presentation of stockholders equity and earnings per share information included in Bazelet's financial statements for the nine months ended September 30, 2021 and comparative periods.


Unaudited Pro Forma Condensed Combined Financial Information, page 60

3.       We note the Neon Bloom statement of operations for the year ended
December 31,
         2020 on page 62 is not the same as the Neon Bloom statement of operations for the same period found on page 52. Please explain the difference or revise your filing to ensure the statement of operations information is consistent.
Signatures, page 65

4. We note your signature page. Below the second paragraph of text on the Signatures page, please have your principal accounting officer or controller, and majority of the board of directors sign the offering statement in their individual capacities. See the Form 1-A
         Instructions to Signatures.
       You may contact Mindy Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any other questions.



FirstName LastNameMichael Elzufon                               Sincerely,
Comapany NameNeon Bloom, Inc.
                                                                Division of
Corporation Finance
March 17, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName